Filed pursuant to Rule 424(b)(5)

Registration No. 333-271181

Prospectus Supplement

(To the Prospectus dated June 21, 2023)

10,975,611 Shares of Common Stock Issuable Upon the Exercise of Series D Common Warrants

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated June 21, 2023 (the “Prospectus”), relating to the resale by certain selling stockholders named therein (the “Selling Stockholders”) of up to 10,975,611 shares of our common stock, par value $0.0001 per share (the “Common Stock”), issuable upon the exercise of 10,975,611 Series D warrants (“Series D Common Warrants”) initially issued to the Selling Stockholders in a private transaction on June 23, 2023 pursuant to the Securities Purchase Agreement, dated as of June 21, 2023 (the “Purchase Agreement”), by and between ToughBuilt Industries, Inc., a Nevada corporation, and each Selling Stockholder.

The shares of Common Stock underlying the Series D Common Warrants are collectively referred to herein as the “Warrant Shares.” The Warrant Shares were registered on behalf of the Selling Stockholders, to be offered and sold from time to time, to satisfy certain registration rights that we granted to the Selling Stockholders pursuant to the Purchase Agreements on a registration statement on Form S-1 (File No: 333-271181) declared effective by the Securities and Exchange Commission on June 21, 2023.

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TBLT.” On February 15, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $4.11 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This Supplement is being filed to disclose the following:

On February 13, 2024, ToughBuilt Industries, Inc., a Nevada corporation (the “Company”), entered into a warrant agreement amendment (the “Amendment”) with certain Selling Stockholders pursuant to which the Company agreed to amend such Selling Stockholders’ Series D Common Warrants exercisable for an aggregate of 75,048 shares of Common Stock at an original exercise price of $18.85 per share (as adjusted for the 1-for-65 reverse stock split of the Company’s Common Stock on January 2, 2024).

Pursuant to the Amendment, the Company agreed to reduce the exercise price of the Series D Common Warrants held by certain Selling Stockholders to $4.405, the closing price of the Company’s Common Stock on February 13, 2024, in consideration for a cash payment of an aggregate of $9,381. The amended exercise price of the Series D Warrants was effective on February 16, 2024.

Prospectus supplement dated February 16, 2024